SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated April 27, 2018.

TRANSLATION

Buenos Aires, April 27, 2018

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: General Ordinary and Extraordinary

Shareholders’ Meeting of YPF S.A. held on

April 27, 2018 – Summary

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 79 of the Merval Listing Regulations.

In that connection, YPF S.A. (“YPF”) hereby informs that on April 27, 2018, after having complied with all applicable legal requirements, the General Ordinary and Extraordinary Shareholders’ Meeting of YPF was convened at 10:00 AM at the corporate headquarters, with 94.36% of YPF’s outstanding capital stock represented.

Below is a description of the resolutions adopted upon consideration and discussion of each of the matters on the agenda:

1. Appointment of two shareholders to sign the minutes of the meeting.

The Shareholders’ meeting resolved by a majority of computable votes to designate the representatives of the Argentine National Government - Ministry of Energy and Mining for Class “A” and of the Fondo de Garantía de Sustentabilidad (FGS) del Régimen Previsional Público de Reparto -ANSeS- Ley 26,425 to sign the minutes.

2. Exemption from the preemptive offer of shares to shareholders pursuant to Article 67 of Law No. 26,831 regarding the creation of a long-term share compensation plan for employees, through the acquisition of shares of the Company in accordance with Article 64 et. seq. of Law No. 26,831.

The Shareholders’ meeting resolved by a majority of computable votes: (i) to exempt the preemptive offer of shares as provided in Article 67 of Law No. 26,831 for the authorization to deliver in a timely manner the treasury shares acquired to beneficiary employees of the Long-Term Stock-based Compensation Program; and (ii) to include in the proposal for allocation of the results of the fiscal year the creation of a special reserve fund to acquire shares of the Company to be allocated to said Plan, where applicable (according to Articles 64 and 67 of Law No. 26,831).

3. Consideration of the Annual Report, Inventory, Balance Sheet, Income Statement, Statement of Changes in Shareholders’ Equity and Statements of Cash Flow, with their notes, charts, exhibits and related documents, and the Report of the Supervisory Committee and Independent Auditor, corresponding to Fiscal Year No. 41, which began on January 1, 2017 and ended on December 31, 2017.

The Shareholders’ meeting resolved by a majority of computable votes to approve the documentation under consideration, without modifications.

4. Use of profits accumulated as of December 31, 2017. Constitution of reserves. Declaration of dividends.

The Shareholders’ meeting resolved by a majority of computable votes to approve the following: To: (a) allocate the sum of Ps. 120 million to constitute a Reserve for the purchase of own shares, in order to grant the Board the possibility of acquiring shares owned at the time it deems appropriate, and comply, during the execution of the plans, with the commitments generated and to be generated by it in the future, (b) allocate the sum of Ps. 11,020 million to constitute a reserve for investments in the terms of Article 70, third paragraph of the General Companies Act No. 19,550 (TO 1984) and its amendments, and (c) allocate the sum of Ps. 1,200 million to a reserve for future dividends, empowering the Board of Directors, up to the date of the next Ordinary General Shareholders Meeting that will consider the Financial Statements closed as of December 31, 2018, to determine the opportunity and amount for its distribution, taking into account the financial conditions and availability of funds, as well as operating results, investments and other aspects that it considers relevant in the development of the activities of the Company, or its application in accordance with the provisions of article 224, second paragraph of the General Companies Act and other applicable regulations.

5. Determination of remuneration for the Independent Auditor for the fiscal year ended December 31, 2017.

The Shareholders’ meeting resolved by a majority of computable votes to approve a remuneration of Ps. $33,575,952 for Deloitte & Co. S.A. for its audit services as Independent Auditor for the accounting documentation as of December 31, 2017 and the quarterly information as of 2017.

6. Appointment of the Independent Auditor who will report on the annual financial statements as of December 31, 2018 and determination of its remuneration.

The Shareholders’ meeting resolved by a majority of computable votes to approve the following: (a) To appoint Deloitte & Co S.A. as Independent Auditor of the Company to report on the annual financial statements as of December 31, 2018, and (b) that Deloitte & Co. S.A.´s remuneration will be set by the Shareholders’ Meeting at which the annual financial statements for the year 2018 will be considered, it being noted that Messrs. Fernando Gabriel del Pozo and Ricardo César Ruiz have been designated, without distinction, as certifying accountants for Deloitte & Co. S.A.

7. Consideration of the performance of the Board of Directors and the Supervisory Committee during the fiscal year ended December 31, 2017.

The Shareholders’ Meeting resolved by a majority of computable votes to approve the performance of the Board of Directors and the Supervisory Committee for the fiscal year ended on December 31, 2017.

8. Remuneration of the Board of Directors for the fiscal year ended on December 31, 2017.

The Shareholders’ Meeting resolved by a majority of computable votes to approve a total remuneration of Ps. $44,605,852 for the Board of Directors for the fiscal year ended December 31, 2017.

9. Remuneration of the Supervisory Committee for the fiscal year ended December 31, 2017.

The Shareholders’ Meeting resolved by a majority of computable votes to approve a total remuneration of Ps. $4,185,000 for the Supervisory Committee for the fiscal year ended December 31, 2017.

10. Determination of the number of regular and alternate members of the Supervisory Committee.

The Shareholders’ meeting resolved by a majority of computable votes voted to set the number of members of the Supervisory Committee of YPF at three (3) regular members and three (3) alternate members.

11. Appointment of one regular and one alternate member of the Supervisory Committee for the Class A shares.

The Argentine National State designated, at a Special Class A Shareholder’s Meeting, Messrs. Guillermo Stok, and Alejandro Fabián Díaz as the regular and alternate members of the Supervisory Committee, respectively, for the statutory period of one fiscal year.

12. Appointment of the regular and alternate members of the Supervisory Committee for the Class D shares.

A majority of computable votes of Class D shares voted to designate Ms. María Dolores Pujol and Ms. Raquel Inés Orozco as regular members of the Supervisory Committee and Ms Pilar Passaglia and Ms. Hebe Cereseto as alternate members of the Supervisory Committee.

13. Determination of the number of regular and alternate members of the Board of Directors.

The Shareholders’ meeting resolved by a majority of computable votes voted to set the number of members of the Board of Directors at twelve (12) regular members and ten (10) alternate members.

14. Appointment of one regular and one alternate Director for the Class A shares and determination of their tenure.

The Argentine National State designated, at a Special Class A Shareholders’ Meeting, Mr. Emilio José Apud as a regular Director with a tenure of one fiscal year.

15. Appointment of the regular and alternate Directors for Class D shares and determination of their tenure.

A majority of computable votes of Class D shares voted to: (i) designate as regular Directors Messrs. Miguel Ángel Gutiérrez, Roberto Luis Monti, Norberto Alfredo Bruno, Néstor José Di Pierro, Ignacio Perincioli, Gabriel Alejandro Fidel, Sebastián Caldiero, Carlos Alberto Felices, Daniel Gustavo Montamat, Fabián Jorge Rodríguez Simón and Lorena Sánchez, each with a tenure of one fiscal year, and (ii) designate as alternate Directors Messrs. Gerardo Damián Canseco, Liliana Amelia Murisi, Fernando Martín Cerdá, Lucio Mario Tamburo, Miguel Lisandro Nieri, Carlos Alberto Alfonsi, Santiago Martínez Tanoira, Marcos Miguel Browne and Fernando Pablo Giliberti, each with a tenure of one fiscal year.

16. Determination of the remuneration to be received by the members of the Board of Directors and the members of the Supervisory Committee for the fiscal year that began on January 1, 2018.

The Shareholders’ meeting resolved by a majority of computable votes voted to authorize the approval of payments by the Board of Directors on account of fees of directors and members of the Supervisory Committee for the 2018 fiscal year, according to the following details: (i) $56,716,297 for fees to directors and members of the Supervisory Committee; (ii) $4,948,398 as remuneration for the execution of special commissions that could be assigned to members of the Board during the fiscal year, not included in the amount indicated in (i) above; totaling $61,664,695.

17. Extension of the powers delegated to the Board of Directors to determine the terms and conditions of the notes issued under the current Global Medium-Term Notes Program.

The Shareholders’ meeting resolved by a majority of computable votes to extend for two years from September 13, 2018, the powers delegated to the Board of Directors to determine the terms and conditions of the notes that will be issued under the current program.

18. Consideration of the proposal for the adjustment to the formula used for the endowment of funds to the YPF Foundation.

The Shareholders’ meeting resolved by a majority of computable votes to approve the new formula for the endowment of funds to the Foundation YPF by the Company to be as follows: An annual maximum of 0.5% of the average profits of the last 3 approved fiscal years of YPF S.A., establishing as a minimum endowment of funds -whether or not there are profits- an amount that will consist of the average of the effective contributions of YPF S.A., in US dollars, of the last 5 years, being the amount of 2.5 million dollars for 2018, according to the selling exchange rate of the prior day to the approval of the corresponding funds by the Board of Directors.

Yours faithfully,

Diego Celaá

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: April 30, 2018	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer